EXHIBIT 99.1

AMARC COMPLETES COMPREHENSIVE FIELD PROGRAMS TO ASSESS
PORPHYRY COPPER-GOLD TARGETS ACROSS THE DUKE DISTRICT

November 21, 2023 - Amarc Resources Ltd. ("Amarc" or the "Company") (TSXV: AHR; OTCQB:AXREF) is pleased to report that it has completed extensive airborne and surface exploration surveys on its 100%-owned DUKE porphyry Cu-Au district (“DUKE District” or “District”) in central British Columbia (“BC”). These comprehensive surveys were designed to assess 16 porphyry Cu-Au targets located across the District, to confirm highest priority targets for drill testing in 2024. Through 2023, $10 million in exploration expenditures at the DUKE District are being fully funded under the Mineral Property Earn-in Agreement with Boliden Mineral Canada Ltd. (“Boliden”) (see Amarc news release November 22, 2022). Amarc is project operator. The results from the surveys will be released as soon as they are compiled and interpreted.

“These comprehensive District-wide field surveys have provided valuable new information over prioritized deposit targets, especially when combined with the knowledge gained about porphyry copper deposits in the greater District from our DUKE Deposit 2022-2023 drilling,” said Amarc President & CEO Dr. Diane Nicolson. “All survey results from this inaugural District wide program are now streaming in and are being compiled, reviewed and actively prioritized in order to confirm our 2024 drill program.”

Program Overview

Exploration works, including extensive airborne magnetic geophysical and LiDAR surveys[1] and also ground Induced Polarization (“IP”) geophysical, soils geochemistry and geological mapping surveys focused on 16 porphyry Cu-Au deposit target areas. The principal components of the 2023 surveys completed include:

•	5,759 line-km of high resolution airborne magnetics
•	678 km2 of LiDAR
•	68 line-km of ground magnetics
•	122 line-km of IP geophysics
•	6,079 grid soil sample geochemistry analyses
•	315 rock sample geochemistry analyses
•	Framework and localized detailed geological mapping

The 16 prospective target areas were selected based on a comprehensive compilation of government and historical exploration data from over the entire District. The study highlighted the low exploration maturity of the productive Babine porphyry Cu-Au region and provided a new interpretation of the District’s geological, geochemical and geophysical characteristics. These datasets included >2,300 regional geochemical samples, 116,344 line-km of airborne magnetic and radiometrics, and 25,500 line-km of aerogravity (see Amarc’s DUKE Project 2020 Technical Report, available on the website at https://amarcresources.com/projects/duke-project/technical-report/).

As mentioned above, the extensive data from the 2023 surveys is currently being compiled. Once appropriately verified and integrated into existing historical datasets, it will be released. For information relating to Amarc’s 2022 and 2023 DUKE drilling, see Amarc releases February 15, 2023 and June 15, 2023.

1 LiDAR (Light Detection And Ranging) uses laser pulses to calculate distances, capture precise measurements and measure ranges to create 3D information about a specific area and its characteristics.

About Amarc Resources

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC.  By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned IKE, DUKE and JOY porphyry Cu±Au Districts located in different prolific porphyry regions of southern, central and northern BC, respectively.  Each District represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts is located in proximity to industrial infrastructure – including power, highways and rail.

Boliden Mineral Canada Ltd. (“Boliden”), an entity within the Boliden Group of companies at DUKE and Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), a wholly owned subsidiary of Freeport-McMoRan Inc. at JOY, can earn up to a 70% interest in each District through staged investments of $90 million and $110 million, respectively. Together this provides Amarc with potentially up to $200 million in non-share dilutive staged funding. Amarc is the operator of both programs.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery and development success. Previous and current HDI projects include some of BC’s and the world’s most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE, PINE and DUKE.  From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development.  We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration.  In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events.  All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person

Dr. Roy Greig, P.Geo, a Qualified Person (“QP”) as defined by National Instrument 43-101, has read and approved all technical and scientific information related to the Duke Project contained in this news release. Dr. Greig is Amarc’s Vice President, Exploration.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

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Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

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